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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              Ceragon Networks Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  M51065106000
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                PAGE 1 OF 8 PAGES

----------------------                                    ----------------------
CUSIP No. M51065106000             13G                    Page  2  of  8  Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       HarbourVest Partners, LLC
       I.R.S. No. 04-3335829

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  |_|
                                                                         (b) |_|
       N/A

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER
 Number of
  Shares               1,565,750

                  --------------------------------------------------------------
Beneficially      6    SHARED VOTING POWER
  Owned by
   Each                -0-

                  --------------------------------------------------------------
 Reporting        7    SOLE DISPOSITIVE POWER
  Person
   With                1,565,750

                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       -0-

--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,565,750

--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.6%

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IA

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                PAGE 2 OF 8 PAGES

----------------------                                    ----------------------
CUSIP No. M51065106000             13G                    Page  3  of  8  Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D. Brooks Zug

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  |_|
                                                                         (b) |_|
       N/A

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER
 Number of
  Shares               -0-

                  --------------------------------------------------------------
 Beneficially     6    SHARED VOTING POWER
   Owned by
     Each              1,565,750

                  --------------------------------------------------------------
   Reporting      7    SOLE DISPOSITIVE POWER
    Person
     With              -0-

                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       1,565,750

--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,565,750

--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.6%

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                PAGE 3 OF 8 PAGES

----------------------                                    ----------------------
CUSIP No. M51065106000             13G                    Page  4  of  8  Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Edward W. Kane

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  |_|
                                                                        (b)  |_|
       N/A

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER
   Number of
    Shares             -0-

                  --------------------------------------------------------------
 Beneficially     6    SHARED VOTING POWER
   Owned by
     Each              1,565,750

                  --------------------------------------------------------------
   Reporting      7    SOLE DISPOSITIVE POWER
    Person
     With              -0-

                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       1,565,750

--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,565,750

--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.6%

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                PAGE 4 OF 8 PAGES

Item 1(a) Name of Issuer:
          Ceragon Networks Ltd. (the "Company")

Item 1(b) Address of Issuer's Principal Executive Offices:
          24 Raoul Wallenberg Street
          Tel-Aviv 69719, Israel

Item 2(a) Name of Person Filing:
          This filing is made on behalf of HarbourVest Partners, LLC ("HarbourVest"), Edward W. Kane ("Kane") and D. Brooks Zug ("Zug").

Item 2(b) Address of the Principal Offices:
          The principal business office of each reporting person is One Financial Center 44th floor, Boston, Massachusetts 02111.

Item 2(c) Citizenship:
          HarbourVest is organized and exists under the laws of the State of Delaware. Kane and Zug are United States citizens.

Item 2(d) Title of Class of Securities:
          Ordinary Shares

Item 2(e) CUSIP Number:
          M51065106000

Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          HarbourVest:   (e) (X) Investment Adviser registered under ss.203 of
                                 the Investment Advisers Act of 1940.

          Kane:          Not Applicable

          Zug:           Not Applicable


                                PAGE 5 OF 8 PAGES

Item 4    Ownership:

          (a) Amount Beneficially Owned: HarbourVest has beneficial ownership of 1,565,750 Ordinary shares. HarbourVest is the managing member of HIPEP III - Direct Associates L.L.C., which is the general partner of HarbourVest International Private Equity Partners III- Direct Fund L.P. ("Fund III"). Fund III is the record and ultimate owner of the foregoing securities. HarbourVest, in its capacity as managing member of the general partner of Fund III, has the sole power to vote and dispose of the securities held by Fund III. Messrs. Kane and Zug are Managing Members of HarbourVest. As such, they share the voting control of HarbourVest. While neither of them owns of record any shares of Ceragon Networks Ltd., as the result of their positions, Kane and Zug may be deemed to be beneficial owners of and to have the power to exercise or to direct the exercise of voting and/or dispositive power with respect to the shares reported herein. Messrs. Kane and Zug disclaim beneficial ownership over any of the reported securities which they may be deemed to beneficially own.

          (b)   Percent of Class: 7.6% of Ordinary Shares.

          (c)   Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:
                      HarbourVest has sole power to vote or to direct the vote of 1,565,750 Ordinary shares.

                (ii)  shared power to vote or to direct the vote:
                      Kane and Zug share the power to vote 1,565,750 Ordinary shares.

                (iii) sole power to dispose or to direct the disposition of:
                      HarbourVest has sole power to dispose or to direct the disposition of 1,565,750 Ordinary shares.

                (iv)  shared power to dispose or to direct the disposition of:
                      Kane and Zug share the power to dispose of 1,565,750 Ordinary shares.

Item 5    Ownership of Five Percent or Less of a Class:
          Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another
          Person: See Item 4 above.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
          Not applicable.

Item 8    Identification and Classification of Members of the Group:
          Not applicable.

Item 9    Notice of Dissolution of a Group:
          Not applicable.

Item 10   Certification:
          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                PAGE 6 OF 8 PAGES

                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2001                    HarbourVest Partners, LLC


                                            By:    /s/ Martha D. Vorlicek
                                                   -----------------------------

                                            Name:  Martha D. Vorlicek

                                            Title: Managing Director

Dated: February 12, 2001                    Edward W. Kane


                                            By:    /s/ Edward W. Kane
                                                   -----------------------------

                                            Name:  Edward W. Kane

Dated: February 12, 2001                    D. Brooks Zug


                                            By:    /s/ D. Brooks Zug
                                                   -----------------------------

                                            Name:  D. Brooks Zug

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties for whom copies are to be sent.

        Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                                PAGE 7 OF 8 PAGES

EXHIBIT A

                             JOINT FILING AGREEMENT

        HarbourVest Partners, LLC, Edward W. Kane and D. Brooks Zug agree that the Schedule 13G, to which this Agreement is attached, relating to the Common Stock of Ceragon Networks Ltd., is filed on behalf of each of them.

Dated: February 12, 2001                    HarbourVest Partners, LLC


                                            By:    /s/ Martha D. Vorlicek
                                                   -----------------------------

                                            Name:  Martha D. Vorlicek

                                            Title: Managing Director

Dated: February 12, 2001                    Edward W. Kane


                                            By:    /s/ Edward W. Kane
                                                   -----------------------------

                                            Name:  Edward W. Kane

Dated: February 12, 2001                    D. Brooks Zug


                                            By:    /s/ D. Brooks Zug
                                                   -----------------------------

                                            Name:  D. Brooks Zug


                                PAGE 8 OF 8 PAGES